Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Subsidiary	Jurisdiction of Organization

The Citizens Banking Company	Ohio

First Citizens Insurance Agency, Inc.	Ohio

Water Street Properties, Inc.	Ohio

FC Refund Solutions, Inc.	Ohio

First Citizens Investments, Inc.	Delaware

First Citizens Capital LLC	Delaware

First Citizens Statutory Trust II	Connecticut

First Citizens Statutory Trust III	Delaware

First Citizens Statutory Trust IV	Delaware

Futura TPF Trust I	Delaware

Futura TPF Trust II	Delaware